Filed by Satellogic Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Additional Subject Companies: CF Acquisition Corp. V

Commission File No.: 001-39953

The following transcript was conducted on Fox Business Network’s The Claman Countdown

January 21st, 3:30pm EST

Liz Claman

Secretary Stephen Minuchin has a new venture outside of DC politics—way outside. Mnuchin’s private equity firm Liberty Strategic Capital has now committed $150 million to Satellogic, in a deal to go public via SPAC merger with CF Acquisition Corp. Satellogic is building an automated Earth Observation platform, with the ability to — ready for this — remap the entire surface of the planet by 2023. Satellogic satellites will be able to capture new renderings of Earth each day. What are the business possibilities here? Let’s bring in the guys behind the deal. Joining me now the former US Treasury Secretary Liberty Strategic Capital Founder and Managing Partner Steven Mnuchin and CF Acquisition Corp, Chairman and CEO, and of course, Head of Cantor Fitzgerald VGC, Howard Lutnick. This is fascinating. And, Steven, you know what caught your eye about Satellogic. This is so far away from DC politics.

Secretary Steven Mnuchin

Well, our focus on the business is really technology companies, particularly around areas that are national security related and being able to do commerce. So, what we liked a lot about Satellogic, and we’re really happy to partner with Howard, on very, very economic real time mapping of the planet. So, there’s obviously a very large market for governments to be able to use this data. But there’s also going to be an incredible market for business. And combining the data with artificial intelligence is going to give real time analysis around everything from environmental issues, to farming to supply chain issues, to energy management.

Liz Claman

Well, let’s get to that Howard, he just outlined a whole bunch of possible commercial applications, let’s take a couple of them one at a time. Give me an example of a business who would be very, very interested in signing up for this and paying for it, what kind of possibilities will they see that will help their businesses?

Howard Lutnick

Alright, so let’s start with a [inaudible] one, the insurance industry. I mean, imagine you’re insuring farms, you’re insuring buildings, you’re doing all sorts of things, the cost of sending an adjuster out when there’s a, you know, when the when there’s a you know, a hurricane or anything happens, there’s a hailstorm, there’s a fire, the duty to take images of, precise images, I mean, Satellogic takes submeter images, which means you can count the trees, you count the numbers of, let’s say solar panels, whether they’re working or not on solar farms, whether they’re working or not. And all these kind of things will make it clear that you as an insurance industry, it’s a massive opportunity, and that’s just one example. Obviously, agriculture another, you can see, you know, how’s the weather a little here a little there, you can compare how your crops are doing as compared to the region, and the area around I mean, look at these images, they are unbelievably clear and close, right, and wildly more cost efficient than anybody’s ever done before. And that’s why we would be able to offer an incredibly attractive price.

Liz Claman

Well, you’re making quite a big investment here. 150 million Steven. So, talk to me about, obviously, you believe in in the pristine and the clarity of these pictures that we’re looking at right now. Yeah, that’s the Suez Canal when the ship got stuck right in there. Satellogic has a huge advantage. But there are other competitors out there. So how can you be sure that they aren’t right up to speed as well?

Secretary Steven Mnuchin

Well, as you said, look, satellites are not new in the US government, obviously have great satellites at very large costs. The opportunity here is that we can deliver this data at very, very inexpensive levels, so that both the quantity of data that people can get, and the types of data is really affordable. So that, that’s the opportunity, real time very clear data. And as I mentioned, if you combine that with artificial intelligence, there’s really just incredible opportunities to use this data in many, many ways for business.

Howard Lutnick

Right, [inaudible]. So, I literally can tell the brand and type of plane that is taking off from an airfield including you’re gonna have a minutes worth the video if you want, and it’s you know, so the data is incredible. And the ability, as the Secretary said, putting it through AI, you can do a whole supply chain, you can count the containers on the ships and know exactly where they are exactly when they’re coming into port. And these kinds of data will just change the way people think about managing their businesses and it will prove this kind of data at the managements’ fingertips. And I think that’s why CFV, which is the name of our SPAC, and then next week it will be called SATL, but this week, you wanted to buy today it’s CFV.

Liz Claman

Yeah, we’ve got it and you know, CFV right now is actually up, just a few minutes ago, Howard, it was down, which I find really interesting because the market is all over the place. But once again, when you come on the show, we do have a very focused, it’s up for the week, but it’s down right now about three and a third percent. But we have a very focused and interested investor audience. Steven, the obvious one for me is climate change. You know, you could use this to show and compare what one area of the world looked like before and what it looks like. Now, when it comes to water levels. And there are when I’m thinking of ports, and all kinds of businesses that are on the coasts of all of the countries in the world, how important that kind of information would be for them.

Secretary Steven Mnuchin

Well, that’s absolutely right. And you mentioned ports, think about real time data in every single port around the world. Or think about, you want to trade carbon credits, and you can actually count the number of trees in every part of the world and monitor that. So, I think there’s a very big climate aspect to this. There’s a very big energy management component, and supply chain. And again, obviously, for governments, there’s a tremendous opportunity for governments to be able to use very large amounts of data to supplement what they already have.

Liz Claman

Gentlemen, I would like to take a quick break. We’ve got a major market sell off right now, but I want to keep both of you because there’s more to discuss when it comes to the SPAC market. Obviously, that has been kind of degenerating just a bit. I mean, Howard, you’ve watched this and all of the indexes that follow the SPACs are down, we’ve got a risk aversion at the moment and Steven I want to hear about life after being the Treasury Secretary, especially considering what we are seeing right now with the Federal Reserve and so much more. Stay tuned, more with Howard Lutnick and Steve Mnuchin, Dow Jones industrials down 317, [inaudible] the session a loss of 457, so we’re off the floor. But can we stay at least hovering above it?

———————- Ad break ———————-

Liz Claman

Howard Lutnick, Secretary Stephen Mnuchin, both have teamed up in $150 million investment into a company called Satellogic, it’s part of a SPAC deal. And gentlemen, I just want to address the markets at the moment, Howard.

Howard Lutnick

Look on your show, look what happens, when you come here show and talk about a great company. Look at that stock.

Liz Claman

What did I tell you, Howard? What? Everytime. We have a very smart investor base that buys on the lows. You don’t want to buy at the highs, everybody. But is this capitulation when you look at the broader market, or is there more downside to go as you see a Howard?

Howard Lutnick

Look, in my opinion, I think they’ve over done the rate hikes. So, I do think there are two rate hikes coming the next two, but then I think after that, after that, I think there’s going to be a pause around the election. And there might be, there might be one of the very end of the year, but I am, I am putting my money on two quick rate heights, and then a pause. And I know the Secretary’s got other opinions [inaudible], that’s my opinion. So, I think it’s going to pause. And I think it’s going to be less than people expect.

Liz Claman

You’re free. You’re free now, Secretary Mnuchin, because your former Treasury Secretary in the past, when I’d interview you, you’d always say and fairly so, I’m not the Federal Reserve, I don’t deal with the Fed, I’m with Treasury. But now as a businessman looking to invest, you know, money has been cheap for so long with such low rates. What are you anticipating here, and it doesn’t seem to be stopping you from making big investments right now?

Secretary Steven Mnuchin

Well, let me first say, as you said that now I’m free to talk about the Fed. And since last summer, I’ve been saying that I’m concerned about inflation, we have five or six percent inflation. Right now, I think it’ll come down some, I think that the 10 year Treasury is going to have to go up to about 3%. And I think this is actually a healthy thing in the context of a long period of time, you know, that’s higher than where we are today, but still pretty low rates. And the same thing for the markets. You know, we’ve had a two year incredible bull market. You know, you asked me, where do I think stocks are five years from now, they’re a lot higher. But I think particularly, the correction in tech is actually a good thing for the markets. And there’s, you know, there’s a lot of great tech companies, but some of them the valuations have just gotten way ahead of themselves.

Liz Claman

Well, yeah, I mean, and Steven, you know, I think you’re right, this is a healthy thing. Rising rates mean that we are out of an emergency situation, which arguably ex the pandemic, after 2008, just a couple years later, we should have been much closer to slightly higher rates. You know, instead, it was like we were still stuck in the ER when the economy seemed to be starting to grow under both President Trump and President Biden.

Secretary Steven Mnuchin

Yeah, there’s no question that the Trump economic plan, you know, was working, and we were having significant growth. And had it not been for COVID, we would have continued to have done that. And look, I think during COVID, you know, we spent $4 trillion. And had we not done that, I think we would have had a worldwide depression. But the Biden administration has just kept on spending, which I am concerned about just the sheer amount of government debt. So, I think it’s a good thing, at least for now, there appears to be a pause on more fiscal, the economy will be very strong throughout this year, and I think there’s still a lot of great opportunities.

Liz Claman

Howard, what are those opportunities when you superimpose them over inflation, which, as we’ve been saying, here on the show, was not going to be transitory or temporary, I mean, prices go up, it’s a lot harder to bring them down.

Howard Lutnick

So, look, there are core markets that that do well, with inflation, like real estate, real estate is going to do very, very well through the cycle. So, my company Newmark, I think it’s going to do explosively well through this market. And then you got to pick great companies that are unlocking huge total addressable markets. I mean, that’s the key. So Satellogic is an example. Another example is, is the company, and I was talking to you last time, called Rumble, which is CF VI. And these are, these are just great companies that are in massive markets and have great technology. You know, when you talk about Netflix, which has already grown to over $100 billion in value, it’s really pricey at the edges, but picking the best young companies, as Secretary Minuchin and I have done with Satellogic, they’re going to just be in an extraordinary position to really just, it doesn’t matter how, whether there’s inflation or what the markets going to do. These companies are just [inaudible].

Liz Claman

Okay, let me And on this note, Howard and Steven CF Acquisition Corp, CFV, is a 29% right now, so the reversal during your show. [laughing], Thank you much and thanks to you, Secretary Mnuchin, great to see you once again. Howard. Steven, good to see you, we’re coming right back. We do have at the moment the NASDAQ down 349 . .